August 12, 2021
Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Mail Stop 3233 Washington, DC 20549 Attention: John Dana Brown

Re:	Invesco CurrencyShares® British Pound Sterling Trust
Registration Statement on Form S-3
Filed August 2, 2021
File No. 333-258370

Dear Mr. Brown:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, the Head of Legal, US ETFs of Invesco Specialized Products, LLC, the sponsor of the Invesco CurrencyShares® British Pound Sterling Trust (the “Trust”), hereby requests on behalf of the Trust that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission on Monday, August 16, 2021 at 4:30 p.m. Eastern Time, or as soon as practicable thereafter.

Please contact counsel for the Trust, Trevor Currie at (312) 832-4373, should you have any questions or comments regarding this request.

INVESCO SPECIALIZED PRODUCTS, LLC

By:	/s/ Adam Henkel
Adam Henkel Head of Legal, US ETFs